May 20, 2008	TSX: QC AMEX/AIM: QCC

A DIRECTOR AND FRIEND PASSES AWAY

Vancouver, British Columbia – Quest Capital Corp. (“Quest” or the “Company”) announced today, with deep regret, that it has been informed of the passing away of their friend and colleague, Michael Hannesson.

Michael was instrumental in helping Quest achieve its goals during his tenure as a Director of the Company which commenced in 2004. Michael was a Chartered Accountant (British Columbia) and served as Chairman of Quest’s Credit Committee and, previously, its Audit Committee. His guidance and financial wisdom was greatly appreciated by all who he came into contact with, but most especially by the Management and Board of Quest. He will be sorely missed. We wish to express our condolences to Michael’s family.

About Quest

Quest’s expertise is in providing financing for the real estate sector with emphasis on residentially oriented mortgages primarily in Western Canada.

For more information about Quest, please visit our website (www.questcapcorp.com) or SEDAR (www.sedar.com) or contact:

Contact in Canada	Contacts in London
A. Murray Sinclair, Co-Chairman (P): (604) 68-QUEST (604) 687-8378 Toll free: (800) 318-3094	AIM NOMAD: Canaccord Adams Limited Ryan Gaffney or Robert Finlay: 011.44.20.7050.6500
Stephen Coffey, President & CEO (P): (416) 367-8383 (F): (416) 367-4624

QUEST CAPITAL CORP.
Vancouver:  Suite 1028, 550 Burrard Street, Box 61, Vancouver, BC, Canada V6C 2B5 • Tel:  604-687-8378 • Toll Free:  800-318-3094 • Fax: 604-682-3941
Toronto:  77King Street West, PO Box 157, Suite 3110, Royal Trust Tower, Toronto-Dominion Centre, Toronto, ON, Canada M5K 1H1 • Tel:  416-367-8383 • Fax: 416-367-4624
Calgary:  200 Barclay Parade Southwest, Suite 227, Calgary, AL T2P 4R5  • Tel: 403 264-9672 • Fax: 403 269-3614